UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

THESTREET, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
88368Q103
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88368Q103

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

Harvey Partners, LLC
20-3760303

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
(b)

(3)	SEC Use Only

(4)	Citizenship or Place of Organization: Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power:	2,775,000*
	(6) Shared Voting Power:	0
	(7) Sole Dispositive Power:	2,775,000*
	(8) Shared Dispositive Power:	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,775,000*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

(11)	Percent of Class Represented by Amount in Row (9): 8.44%*

(12)	Type of Reporting Person (See Instructions): IA

* Based on the information set forth in the Quarterly Report on Form 10-Q of TheStreet, Inc. (the “Company”) filed with the Securities and Exchange Commission on November 9, 2012, there were 32,894,111 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), outstanding as of November 6, 2012.  As of December 31, 2012, Harvey SMidCap Fund, LP, a Delaware limited partnership ("SMidCap Fund"), held 566,581 shares of Common Stock, Harvey SMidCap Offshore Fund, Ltd., a Cayman Islands exempted company ("SMidCap Offshore Fund"), held 1,346,392 shares of Common Stock, and Harvey QP, LP, a Delaware limited partnership (“Harvey QP”), held 862,027 shares of Common Stock. Harvey Partners, LLC, a Delaware limited liability company ("Harvey Partners"), is the investment manager of SMidCap Fund, SMidCap Offshore Fund and Harvey QP, and as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by SMidCap Fund, SMidCap Offshore Fund and Harvey QP.  James A. Schwartz and Jeffrey C. Moskowitz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners.

tem 1(a)   Name Of Issuer:    TheStreet, Inc.

Item 1(b)   Address of Issuer’s Principal Executive Offices:   14 Wall Street, New York, NY 10005

Item 2(a)   Name of Person Filing:   Harvey Partners, LLC

Item 2(b)   Address of Principal Business Office or, if None, Residence:   135 East 57th Street, 24th Floor, New York, NY 10022

Item 2(c)   Citizenship:    Harvey Partners, LLC is a Delaware limited liability company.

Item 2(d)   Title of Class of Securities:    Common Stock, par value $0.01 per share

Item 2(e)   CUSIP No.:    88368Q103

Item 3.     If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

       Not Applicable.

Item 4. Ownership:

(a)	Amount Beneficially Owned (as of December 31, 2012):	2,775,000*

(b)	Percent of Class (as of December 31, 2012):	8.44%*

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:	2,775,000*

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the disposition of:	2,775,000*

(iv)	shared power to dispose or to direct the disposition of:	0

----------------------
* Based on the information set forth in the Quarterly Report on Form 10-Q of TheStreet, Inc. (the “Company”) filed with the Securities and Exchange Commission on November 9, 2012, there were 32,894,111 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), outstanding as of November 6, 2012.  As of December 31, 2012, Harvey SMidCap Fund, LP, a Delaware limited partnership ("SMidCap Fund"), held 566,581 shares of Common Stock, Harvey SMidCap Offshore Fund, Ltd., a Cayman Islands exempted company ("SMidCap Offshore Fund"), held 1,346,392 shares of Common Stock, and Harvey QP, LP, a Delaware limited partnership (“Harvey QP”), held 862,027 shares of Common Stock. Harvey Partners, LLC, a Delaware limited liability company ("Harvey Partners"), is the investment manager of SMidCap Fund, SMidCap Offshore Fund and Harvey QP, and as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by SMidCap Fund, SMidCap Offshore Fund and Harvey QP.  James A. Schwartz and Jeffrey C. Moskowitz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners.

Item 5.    Ownership of Five Percent or Less of a Class

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [ ]

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

       Not Applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

       Not Applicable.

Item 8.    Identification and Classification of Members of the Group

       Not Applicable.

Item 9.    Notice of Dissolution of Group

       Not Applicable.

Item 10.   Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013

HARVEY PARTNERS, LLC

By:	/s/ Jeffrey C. Moskowitz
Name: Jeffrey C. Moskowitz Title: Managing Member

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)